Exhibit 12.1

AIRBORNE, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Three Months Ended June 30
	2003	2002
EARNINGS:
Earnings (loss) before taxes	$1,172	$6,201
Fixed charges	13,268	11,873
Less: Capitalized interest expense	(428)	(671)

Total earnings	$14,012	$17,403

CALCULATION OF FIXED CHARGES:
Net interest expense	$7,485	$5,586
Add: Capitalized interest expanses	428	671
Add: Interest income	1,506	1,171

Gross interest expense	9,419	7,428

Discounts on sales of receivables	885	1,019
Amortization of debt expense	540	1,003
Rental expense:
Total	24,232	24,233
Factor	10%	10%

Net “interest” component	2,423	2,423

TOTAL FIXED CHARGES	$13,268	$11,873

RATIO OF EARNINGS TO FIXED CHARGES:	1.06	1.47